Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Select Series II
Personal Retirement Manager Select Series III

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager II Series V-A
Personal Retirement Manager Foundation O-Share

Update dated August 8, 2023 to the product notice dated May 1, 2023

In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
American Century VP Growth Fund - Class II Adviser: American Century Investment Management, Inc.	0.91%*
American Century VP Value Fund - Class II Adviser: American Century Investment Management, Inc.	0.86%*
This update should be retained for future reference.

HV-8018